James J. Bender
Senior Vice President and General Counsel
Phone: 918-573-8705
Fax: 918-573-5942	One Williams Center
jim.bender@williams.com	Tulsa, OK 74172-0172
December 26, 2007
By U.S. Mail and facsimile to (202) 772-9204
Ms. Ellie Quarles
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	The Williams Companies, Inc.
Definitive 14A
Filed April 10, 2007
File No. 1-4174
Dear Ms. Quarles:
This letter is in response to your letter dated December 11, 2007 setting forth two additional comments on the definitive proxy statement of The Williams Companies, Inc. (“Williams”) for the fiscal year ended December 31, 2006.
Material Elements of the Executive Compensation Program, page 15
1.    We note your response to comment 6 in our letter dated August 21, 2007. In future filings, please identify the components of the survey data to the extent that information differs from the companies included in the comparator group and you benchmark against that information.
We understand that the comment is requesting us to identify the companies against which we benchmark executive compensation either through surveys or the comparator companies.
Williams does engage in benchmarking of total compensation through executive compensation surveys and comparator company analysis of proxy data. As indicated in our October 18, 2007 response, in future filings, we will disclose the specific comparator group. In future filings we will also disclose a list of the companies included in other surveys we use to benchmark executive compensation against, to the extent that list is different from the companies included in the comparator group, provided that the information is material to an understanding of the compensation disclosure, we have knowledge of the companies included in the surveys, and it is permissible to disclose such information under the terms of the agreement with the survey company. To the extent the survey data is not material to an understanding of the compensation disclosure, in future filings, we will include a general description of the survey participants.

Ms. Ellie Quarles
December 26, 2007

2.    We note your response to comment 8 in our letter date August 21, 2007 and we reissue that comment with respect to disclosure of the performance targets for long-term incentives. Please include analysis specifying why you have not disclosed the long-term incentive performance targets.
Disclosure of future EVA values is highly confidential since the formula for determining EVA (NOPAT x capital charge) is both well known and readily available. The calculation of EVA involves very simple calculations. Williams’ formidable competitors in the highly competitive natural gas industry could easily calculate the company’s NOPAT (net operating profit after taxes) using commercially reasonable estimated capital charge values, which at any given time would operate in a narrow range and be well known in the financial services industry and our competitor’s Finance departments. Once a competitor determined our NOPAT projections, it would provide them with detailed insight into our estimated net profit, profit margins and other elements of Williams’ corporate financial structure. In particular, we believe that our competitors would be able to derive the hurdle rates necessary for us to be profitable, thus giving them an actual competitive advantage to underbid us when competing against us for new projects or acquisitions. Therefore, we strongly believe that future EVA values should not be disclosed and should remain confidential since their disclosure would lead to substantial competitive injury.
Again we strongly believe that disclosure of the long-term EVA values will result in substantial competitive injury to Williams’ business through providing our competitors with detailed knowledge regarding our projected financial results, which will lead to placing us at a competitive disadvantage and creating a substantial risk of being underbid on future projects or acquisitions.
In future filings we will include a summary of this analysis regarding the substantial competitive injury that Williams would otherwise incur in our disclosure.
The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the commission from taking action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about the responses included herein, please do not hesitate to let me know.

Sincerely,
/s/ James J. Bender
James J. Bender